UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2026

Commission File Number: 001-36815

Ascendis Pharma A/S

(Translation of registrant’s name into English)

Tuborg Boulevard 12

DK-2900 Hellerup

Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form S-8 (Registration Numbers 333-203040, 333-210810, 333-211512, 333-213412, 333-214843, 333-216883, 333-228576, 333-254101, 333-261550, 333-270088, 333-277519, 333-281916, 333-285322 and 333-293854) and Form F-3 (Registration Numbers 333-209336 and 333-282196) of Ascendis Pharma A/S (the “Company” or “Ascendis”) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

On April 8, 2026, the Company announced new data demonstrating TransCon hGH accelerated TransCon CNP’s benefits beyond linear growth with substantial improvements in arm span, spinal canal dimensions, and lower limb alignment. The new data are from Week 52 of the ongoing Phase 2 COACH Trial of combination therapy with once-weekly TransCon CNP and once-weekly TransCon hGH in children with achondroplasia. Ascendis previously reported Week 52 COACH results that demonstrated mean annualized growth velocity exceeding the 97th-percentile of average stature children, without compromising safety or tolerability and with no acceleration of bone age.

New Data from Week 52 of the COACH Trial

•

Unprecedented improvements in arm span observed at Week 52 with TransCon CNP and TransCon hGH combination therapy, a measure highly meaningful to the achondroplasia community, with the mean change from baseline in achondroplasia (“ACH”)-specific arm span Z-scores at Week 52 for TransCon CNP treatment-naïve and TransCon CNP-treated children in COACH were +1.02 and +0.66, respectively. The TransCon CNP treatment-naïve cohort improved +9.4 cm and the TransCon CNP-treated cohort improved +7.9 cm. By comparison, humeral gain by limb lengthening surgery is approximately 8 cm per arm and carries a high complication risk.[1]

•

Mean of L1-L5 average changes in interpedicular distance (“IPD”) for TransCon CNP treatment-naïve and TransCon CNP-treated children on combination therapy in COACH were +1.7 mm and +1.1 mm, respectively, compared to +0.6 mm for children on TransCon CNP monotherapy in ApproaCH. Improvements in IPD offer the potential to reduce nerve compression and pain that can result from a narrowed spinal column.

•

For the TransCon CNP treatment-naïve cohort, the mean change in tibial femoral angle (“TFA”) Z-score was -0.86 with combination therapy at Week 52 in COACH and was -0.47 for TransCon CNP monotherapy at Week 52 in ApproaCH, indicating enhanced straightening of the legs. Children previously treated with long-term TransCon CNP monotherapy for an average of 2.56 years maintained in normal range for TFA Z-score.

•

For the TransCon CNP treatment-naïve cohort, the mean change in TFA was -3.0 degrees with combination therapy in COACH and was -1.3 degrees for children on TransCon CNP monotherapy at Week 52 in ApproaCH. Children previously treated with long-term TransCon CNP monotherapy for an average of 2.56 years maintained TFA treatment benefit in the setting of accelerated growth.

•	All children completed 52 weeks of treatment and remain on therapy in COACH as of today.

Forward-Looking Statements

This report contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this report regarding Ascendis’ future operations, plans and objectives of management are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Examples of such statements include, but are not limited to, statements relating to the potential of TransCon CNP and TransCon hGH combination therapy as a differentiated therapy for short stature in the setting of growth hormone sufficiency. Ascendis may not actually achieve the plans, carry out the intentions or meet the expectations or projections disclosed in the forward-looking statements and you should not place undue reliance on these forward-looking statements. Actual results or events could differ materially from the plans, intentions, expectations and projections disclosed in the forward-looking statements. Various important factors could cause actual results or events to differ materially from the forward-looking statements that Ascendis makes, including, without limitation: dependence on third-party manufacturers, distributors, and service providers for Ascendis’ products and product candidates; risks related to regulatory review and approval, including the possibility of delays, requests for additional data or analyses, restrictions or limitations on use, approval with labeling that is more limited than expected, or failure to obtain approval in the United States, European Union, or other jurisdictions; clinical development risks, including that results from ongoing or future trials may not confirm earlier data; unforeseen safety or efficacy findings in development programs or on-market products; manufacturing, supply chain, quality, or logistics issues that could delay development or commercialization; unforeseen expenses related to commercialization of any approved Ascendis products; unforeseen research and development or selling, general and administrative expenses and other costs impacting Ascendis’ business generally; market acceptance, pricing, and reimbursement challenges, including payer coverage decisions and health technology assessments; competitive developments, including new or improved therapies; intellectual property protection, freedom-to-operate, and litigation risks; Ascendis’ ability to obtain additional funding, if needed, to support its business activities; cybersecurity, data privacy, and information technology disruptions; and the impact of international economic, political, legal, compliance, public health, and business factors, including tariffs, trade policies, currency fluctuations, and geopolitical events. For a further description of the risks and uncertainties that could cause actual results to differ from those expressed in these forward-looking statements, as well as risks relating to Ascendis’ business in general, see Ascendis’ Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on February 11, 2026, and Ascendis’ other future reports filed with, or submitted to, the SEC. Forward-looking statements do not reflect the potential impact of any future licensing, collaborations, acquisitions, mergers, dispositions, joint ventures, or investments that Ascendis may enter into or make. Ascendis does not assume any obligation to update any forward-looking statements, except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Ascendis Pharma A/S
Date: April 8, 2026	By:	/s/ Michael Wolff Jensen
Michael Wolff Jensen
Executive Vice President, Chief Legal Officer